FILE NO. 82-4524

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange
Commission,
Division.of Corporate
450, Fifth Stre
Washington D.
U.S.A.

02049034

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & ... Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2470 July 19, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2460 dated the 19th July, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

SUPPL

02 AUG -6

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 8/6

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

CO/S&B/VR/2002/2460

July 19, 2002

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that Shri D.C.Gupta, IAS Secretary (Financial Sector), Ministry of Finance, Department of Economic Affairs, New Delhi has been nominated as Director on the Board of State Bank of India with effect from 17th July, 2002 vice Shri S.K.Purkayastha.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2513 July 20, 2002

02 AUG -9 AM 12:53

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2474 dated the June 20, 2002 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 10th July, 2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/2474

July 20, 2002

Dear Sir,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose six copies of the Notice dated the 10th July, 2002, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held at Nehru Centre, Dr. Annie Besant Road, Worli, Mumbai-400018(Maharashtra) on Monday, the 9th September, 2002 at 10.00 A.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

F.LE NO. 82.4524

भारतीय स्टेट बैंक

सूचना

स्टेट बैंक के शेयरधारकों की महासभा सोमवार दिनांक 9 सितम्बर 2002 को सुबह 10 बजे नेहरु सेन्टर, डॉ एनी बेसंट रोड, वरली, मुंबई 400 018 (महाराष्ट्र) में निम्नलिखित कार्य हेतु आयोजित की जाएगी

'भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (ग)
के प्रावधानों के अंतर्गत बैंक के केन्द्रीय बोर्ड के लिए दो
निदेशकों को निर्वाचित करना'

2 निदेशकों के निर्वाचन के लिए नामांकन फार्म सभी स्थानीय प्रधान कार्यालयों के मुख्य महाप्रबंधकों के सचिवालय एवं बैंक के केन्द्रीय कार्यालय में केन्द्रीय बोर्ड सचिवालय में उपलब्ध हैं. नामांकन फार्म सभी संबंधित दस्तावेजों के साथ केन्द्रीय कार्यालय में बैठक की नियत तिथि से 14 दिन पूर्व अर्थात शनिवार, 24 अगस्त 2002 को अपराह्न 2.45 बजे से पहले प्राप्त हो जाने चाहिए. नियत तिथि के पश्चात प्राप्त नामांकन पत्रों पर विचार नहीं किया जाएगा. लिफाफे पर "शेयर धारक निदेशक के निर्वाचन हेतु नामांकन फार्म" लिखा होना चाहिए तथा इसे निम्नांकित पते पर भेजा जाए :

सचिव,
केन्द्रीय बोर्ड,
भारतीय स्टेट बैंक,
17 वीं मंजिल,
स्टेट बैंक भवन,
मादाम कामा रोड,
मुंबई 400 021

3 क) ऐसे शेयर धारक जिनके पास, बैठक के दिनांक से कम से कम 3 माह पूर्व 50 एवं इससे अधिक शेयर हैं तथा जो निर्वाचन की तिथि तक बैंक के शेयर धारक रजिस्टर में शेयर धारक के रुप में पंजीकृत हैं, उन्हें मत देने की पात्रता है.

ख) ऐसे शेयर धारक जिनके पास अपने स्वयं के 500 एवं इससे अधिक अभारित शेयर हैं, उन्हें चुनाव लड़ने की पात्रता है.

केन्द्रीय कार्यालय
मादाम कामा रोड
मुंबई, 400 021
दिनांक : 10 जुलाई, 2002

जानकी वल्लभ
(जानकी वल्लभ)
अध्यक्ष

FILE NO 82.4524

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Monday, the 9th September, 2002 at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra), at 10.00 A.M. for the transaction of the following business:-

"to elect two directors to the Central Board of the Bank under the provisions of Section 19(C) of the State Bank of India Act, 1955"

2. The nomination forms, for the election of the directors, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office of the Bank. The nomination forms with all connected documents should be received by the Bank at its Central Office not less than 14 clear days before the date fixed for the meeting i.e., before 2.45 P.M. on Saturday, the 24th August, 2002; no nomination form received after the due date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTORS" and addressed to:

The Secretary,
Central Board,
State Bank of India,
17th Floor, State Bank Bhawan,
Madame Cama Road,
Mumbai – 400 021

3. a) Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the register of Bank's shareholders as on the date of election is eligible to vote.

b) Any Shareholder with 500 and above unencumbered shares registered in his/her own right, is eligible to contest the election.

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 10th July, 2002.

(JANKI BALLABH)
CHAIRMAN